

July 31, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (813) 655-3030

Mr. Kenneth McCleave, Chairman of the Board
American Fiber Green Products, Inc.
1618 51st South
Tampa, Florida 33619

RE : American Fiber Green Products, Inc.
Annual Report on Form 10-KSB/A-2 for the fiscal year ended December
31, 2006 and Quarterly Report on Form 10-QSB/A-2 for March 31, 2007
Filed on June 19, 2007
File No.: 0-28978

Dear Mr. McCleave:

We have reviewed your filings and have the following additional comments.
Where indicated, we think you should revise your Annual Report on Form 10-KSB in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 1. Description of Business
SEC Revocation of Prior Registration under the Exchange Act

1. Delete the statement that, "With the Administrative Hearing Judge going on
   record that...impact on a future registration."

The above comment is also applicable to the company's Form 10-SB and elsewhere, if applicable.

Amour Fiber Core, Inc.

2. In future filing, you should specifically identify this agreement in the exhibit index as, e.g. "Exclusive license agreement with the Amour Family Trust."

Item 6 – Plan of Operation

Liquidity and Capital Resources

3. We have reviewed your response to prior comment 4. Please disclose the purpose of the loans to related parties. Your disclosure should enable a reader to understand the reasons for the loans and the likelihood of additional loans in the future. Also, as previously requested, please explain the basis for your classification of the loans as investing cash outflows. See SFAS 95.

Item 7 – Financial Statements

Note 3 – Summary of Significant Accounting Policies

4. We have reviewed your response to prior comment 8. You do not appear to have added disclosure concerning your treatment of restricted shares in your basic earnings per share computation. Please revise or advise. Please also note that per paragraph 10 of SFAS 128, restricted shares should only be included in the calculation of basic earnings per share when any conditions have been satisfied and issuance of the shares is no longer contingent. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions.

Item 13 – Exhibits

5. We note that you are incorporating by reference the Section 302 and Section 906 certifications of your principal executive officer and principal financial officer. SEC Release 33-8238, which became effective August 14, 2003, requires Section 302 certifications to be filed with any amendment to periodic reports, and requires Section 906 certifications to be filed with any amendment to periodic reports that contains financial statements. Given that both your December 31, 2006 Form 10-KSB/A and March 31, 2007 Form 10-QSB/A contain financial statements, please file an amendment to your Forms 10-KSB/A and 10-QSB/A to include certifications that conform to the format provided in Item 601(b)(31) of

Regulation S-B. In doing so, please refile the Forms 10-KSB and 10-QSB in their entirety, along with the updated certifications.

FORM 10-QSB/A FOR THE PERIOD ENDED MARCH 31, 2007

Item 3 – Controls and Procedures

6. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, which for your Form 10-QSB/A is the quarter ended March 31, 2007. See Item 308 of Regulation S-K. If there have been no such changes, please confirm this in your response and revise future filings accordingly.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Gordon, Accountant at (202) 551-3866 or Scott Watkinson, Review Accountant at (202) 551-3741 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director